EXHIBIT 99.1

      CAUTIONARY STATEMENTS FOR PURPOSES OF THE SAFE HARBOR PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"), Richfood Holdings, Inc. (the "Company") is filing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward looking statements made by, or on behalf of, the Company. When used in this Annual Report on Form 10-K for the fiscal year ended May 1, 1999, and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, other communications, and in oral statements made by or with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," "believe," or similar expressions are intended to identify forward-looking statements within the meaning of the Act. The following cautionary statements are for use as a readily available written reference document in connection with forward looking statements as defined in the Act. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward looking statement.

WHOLESALE BUSINESS RISKS

         General Wholesale Risks. The Company's sales and earnings at wholesale are dependent on the Company's ability to retain existing customers and attract new customers as well as its ability to control costs. While the Company believes that its purchasing power, low cost structure and efficient service levels, coupled with its commitment to the success of its retail customers, should enable it to attain its goals, certain factors could adversely impact the Company's results, including: a decline of its independent retailer customer base due to competition and other factors; a loss of corporate retail sales due to increased competition and other risks detailed more fully below; consolidations of retailers or competitors; any increased self-distribution by chain retailers; increases in operating costs; the possibility that the Company will incur additional costs and expenses due to integration and rationalization of acquired businesses; and entry of new or non-traditional distribution systems into the industry.

         Loss of Giant Business. On April 22, 1999, Giant Food Stores, Inc. ("Giant"), the Company's largest wholesale customer, notified the Company that it would not renew its existing supply agreement, which will expire on December 31, 1999. Wholesale grocery sales to Giant were $628.8 million in fiscal 1999. The Company has estimated that the non-renewal of the Giant supply agreement will negatively impact fiscal 2000 earnings per share by approximately $0.15 to $0.20, and will negatively impact earnings per share for future years by approximately $0.28 to $0.33. In the event that the Company's pending merger with SUPERVALU INC. (the "Merger") is not consummated, there can be no assurance that the Company will be successful in mitigating the adverse effects of the loss of the Giant business, or that the adverse effects of the loss of such business will not exceed the Company's estimates.


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RETAIL BUSINESS RISKS

         The Company's retail segment faces risks which may prevent the Company from maintaining or increasing retail sales and earnings, including competition from other retail chains, supercenters, non-traditional competitors, and emerging alternative formats in markets where the Company has a retail concentration.

YEAR 2000 RISKS

         The risks faced by the Company in connection with the "Year 2000" computer issue, including risks and costs associated with implementation of the Company's Year 2000 remediation plans for its Wholesale and Retail Divisions, are set forth under the caption "Year 2000 Compliance" in Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.

LIQUIDITY

         Management expects that the Company will continue to generate adequate funds from its operations and through borrowings under existing long-term credit facilities to maintain its competitive position and to expand its business. However, if significant additional funds are necessary in connection with acquisitions, or if capital spending significantly exceeds anticipated capital needs, additional funding could be required from other sources, which could adversely impact the Company's borrowing costs and future financial flexibility.

LITIGATION

         While the Company believes that it is currently not subject to any litigation that will have a material adverse effect on its financial position or results of operations, the costs and other effects of legal and administrative cases and proceedings and settlements are impossible to predict with certainty. The current environment for litigation involving food wholesalers may increase the risk of litigation being commenced against the Company. The Company would incur the costs of defending any such litigation whether or not any claim had merit.

RISKS FACED BY THE COMPANY IF THE MERGER IS NOT CONSUMMATED

         Recent trends affecting the Company and its industry had an impact on the Company's ability to implement its business strategy in fiscal 1999, and were among the reasons considered by the Company's Board of Directors in determining to approve the Merger. These trends include (i) continued rapid industry consolidation and the effects of such consolidation on the Company's wholesale and retail operations, including increased relative size required to maximize purchasing power, increased competition affecting the Company's wholesale customers and the potential acquisition of those customers by third

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parties, (ii) the escalating cost of technology necessary to compete effectively, (iii) increased retail competition from self-distributing national chains, supercenters and alternative channels of distribution and (iv) low national population growth, low inflation, higher interest costs and a tightening labor market. Public market valuations of food wholesalers compared to relatively higher public market valuations of food retailers have also reduced the attractiveness of the Company's Common Stock as a currency for potential retail acquisitions. In addition, the Company's relative debt level following recent acquisitions has made it more difficult for the Company to finance additional wholesale or retail acquisitions on favorable financing terms. Additionally, the Company may face increased difficulty retaining existing employees and wholesale customers and attracting new employees and wholesale customers in light of the uncertainties that may surround the Company in the event the merger agreement is terminated. As a result, in the event the Merger is not consummated, there can be no assurance that the Company would be able to continue to implement its existing business strategy with the same success it has experienced in the past.

        The foregoing list of cautionary statements should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.